KKR & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

VIA EDGAR

May 1, 2013

Re:                     KKR & Co. L.P.

Registration Statement on Form S-3, as amended (File No. 333-187894)

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

KKR & Co. L.P. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 12:00 noon, Eastern Standard Time, on May 3, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Arjun Koshal of Simpson Thacher & Bartlett LLP at (212) 455-3379.

Very truly yours,

KKR & Co. L.P.

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: General Counsel